Exhibit 99.2

October 15, 2004

Seneca Energy Canada, Inc.
550 6th Avenue SW
Suite 1000
Calgary, Alberta T2P O2S

Attention:	Mr. Darrell Ibach President

Re:	Oil, Condensate and Natural Gas Reserves, Seneca Energy Canada, Inc. As of September 30, 2004

Gentlemen:

At your request, the firm of Ralph E. Davis Associates, Inc. has audited an evaluation of the proved oil, condensate and natural gas reserves on leaseholds in which Seneca Energy Canada, Inc. has certain interests. This report presents a summary of the Proved Developed (producing and non-producing) and Proved Undeveloped reserves anticipated to be produced from Seneca Energy Canada’s interest.

The reserves associated with these estimates have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Rule 4-10(a) of regulation S-X of the Securities Exchange Act of 1934. We have also estimated the future net revenue and discounted present value associated with these reserves as of September 30, 2004, utilizing a scenario of non escalated product prices as well as non escalated costs of operations, i.e., prices and costs were not

Consultants to the Petroleum and Natural Gas Industries Since the 1920’s

RALPH E. DAVIS ASSOCIATES, INC.
Seneca Energy Canada, Inc.
Oil, Condensate and Natural Gas Reserves	October 15, 2004
Mr. Darrell Ibach	Page 2

escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

The summarized results of the reserve audit are as follows:

Estimated Proved Reserves
Net to Seneca Energy Canada, Inc.
As of September 30, 2004

	Proved Developed
	Producing	Non Producing	Undeveloped	Total Proved
TOTAL COMPANY
Oil: MBbls	1,820.5	81.7	0.0	1,902.2
NGL/Condensate: MBbls	153.4	48.3	0.0	201.7
Gas: MMcf	32,580.5	13,642.2	4,623.0	50,845.7

DISCUSSION:

The scope of this study was to audit the proved reserves attributable to the interests of Seneca Energy Canada, Inc. Reserve estimates were prepared by Seneca Energy Canada using acceptable evaluation principals for each source. The quantities presented herein are estimated reserves of oil, condensate and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under existing economic conditions with reasonable certainty.

RALPH E. DAVIS ASSOCIATES, INC.

Seneca Energy Canada, Inc.
Oil, Condensate and Natural Gas Reserves
Mr. Darrell Ibach

October 15, 2004

Ralph E. Davis Associates, Inc. has audited the reserve estimates, the data incorporated into preparing the estimates and the methodology used to evaluate the reserves. In each of Seneca Energy Canada’s producing areas all current year additions and those properties of significant value were reviewed by Ralph E. Davis. Reserve estimates of current producing zones, productive zones behind pipe and undrilled well locations were reviewed in detail. Certain changes to either individual reserve estimates or the categorization of reserves were suggested by Ralph E. Davis Associates, Inc. and accepted by Seneca Energy Canada. It is our opinion that the reserves presented herein meet all the criteria of Proved Reserves.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any significant interest in Seneca Energy Canada, Inc. or Seneca Resources Corporation or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

Allen C. Barron, P. E.
President

RALPH E. DAVIS ASSOCIATES, INC.

CLASSIFICATION OF RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

1.	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

2.	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

3.	Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(Classification of reserves as found in Rule 4-10(a) of Regulation S-X of the per Securities and Exchange Act)